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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Arlington Hospitality, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

041560103

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC One Sansome St., Suite 3900 San Francisco, CA 94104 415-288-2330	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 438,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 438,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 438,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.9%

14. Type of Reporting Person (See Instructions)

OO

IA

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 438,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 438,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 438,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.9%

14. Type of Reporting Person (See Instructions)

IN

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 383,900
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 383,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 383,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

PN

________

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Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Arlington Hospitality, Inc. (the "Issuer" or "HOST"). The principal executive office of the Issuer is located at 2355 S. Arlington Heights Road, Suite 400, Arlington Heights, IL 60005.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"), and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
One Sansome Street, Suite 3900, San Francisco, CA 94104.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds Under Management (1)	$1,031,594.80
DAP	Working Capital	$ 902,531.21

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with HOST's management, members of HOST's Board of Directors, other significant shareholders, and others regarding alternatives that HOST could employ to maximize shareholder value, including, but not limited to, the execution of HOST's previously announced share buy-back program and improvements in the composition, independence and functioning of HOST's Board of Directors.

While Lawndale currently agrees with HOST's stated business plan, Lawndale reserves judgement on management's execution of that plan and may change its views on HOST's business plan to favor alternative plans.

Lawndale has requested that HOST implement several improvements in the composition, independence and functioning of its Board of Directors to increase proper oversight and accountability of management. The improvements Lawndale has requested have included, but are not limited to:

1) The re-establishment and regular periodic meeting of HOST's Directors Affairs Committee (responsible for recommending possible candidates for Board election, as well as evaluating Board member performance);

2) An increase in the proportion of HOST's Board of Directors that are independent and the consideration for inclusion on HOST's Board of qualified, independent individuals that Lawndale has suggested and may in the future suggest;

3) The creation of and regular Board review of a contingency management succession plan; and

4) HOST staff preparation of buyback analysis that enables the Board to regularly evaluate capital allocation alternatives versus the return on company capital from buying and retiring stock.

Lawndale believes that the public market value of HOST does not adequately reflect the value of HOST's underlying business. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion. Lawndale did not at the time of the purchase of the Stock, and does not presently, have any plan to acquire control of HOST.

To the extent not inconsistent with the foregoing, Lawndale incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock through the NASDAQ National Market on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since April 26, 2002:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	P	4/29/02	1,300	3.15
DAP	P	4/30/02	5,300	3.17
LCM	P	4/30/02	800	3.17
DAP	P	5/1/02	21,000	3.25
LCM	P	5/1/02	3,000	3.25
DAP	P	5/6/02	1,700	3.27
LCM	P	5/6/02	300	3.27
DAP	P	5/7/02	1,400	3.27
DAP	P	5/8/02	3,800	3.20
LCM	P	5/8/02	700	3.20
DAP	P	5/9/02	3,100	3.16
LCM	P	5/9/02	500	3.16
DAP	P	5/17/02	3,500	3.15
LCM	P	5/17/02	500	3.15
DAP	P	5/28/02	2,100	3.00
LCM	P	5/28/02	300	3.00
DAP	P	5/29/02	4,500	3.03
LCM	P	5/29/02	600	3.03
DAP	P	6/4/02	500	3.14

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Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2002

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Arlington Hospitality, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 18, 2002.

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager